Exhibit 99.1

ASSET PURCHASE AND SALE AGREEMENT

AMENDING AGREEMENT

THIS AMENDING AGREEMENT is made effective as of the 16th day of May, 2017.

BETWEEN:

CONOCOPHILLIPS COMPANY, a corporation incorporated under the laws of the State of Delaware (“COPCO”)

-and-

CONOCOPHILLIPS CANADA RESOURCES CORP., a corporation having an office and carrying on business in the City of Calgary in the Province of Alberta (“CPCRC”)

-and-

CONOCOPHILLIPS CANADA ENERGY PARTNERSHIP, a general partnership having an office and carrying on business in the City of Calgary in the Province of Alberta (“Energy”)

-and-

CONOCOPHILLIPS WESTERN CANADA PARTNERSHIP, a general partnership having an office and carrying on business in the City of Calgary in the Province of Alberta (“Western”)

-and-

CONOCOPHILLIPS CANADA (BRC) PARTNERSHIP, a general partnership having an office and carrying on business in the City of Calgary in the Province of Alberta (“BRCP”)

-and-

CONOCOPHILLIPS CANADA E&P ULC, a corporation having an office and carrying on business in the City of Calgary in the Province of Alberta (“E&P”)

(CPCRC, Energy, Western, BRCP and E&P are hereinafter referred to collectively as the “Vendors” and individually as a “Vendor”)

-and-

CENOVUS ENERGY INC., a corporation having an office and carrying on business in the City of Calgary in the Province of Alberta (the “Purchaser”)

WHEREAS the Vendors and the Purchaser are Parties to a Purchase and Sale Agreement dated March 29, 2017 (the “Sale Agreement”);

AND WHEREAS the Parties wish to amend certain provisions of the Sale Agreement;

NOW THEREFORE in consideration of the premises and the mutual covenants herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are acknowledged by the Vendors and the Purchaser, the Parties agree as follows:

ARTICLE 1

INTERPRETATION

1.1	Definitions

In this Amending Agreement (including the recitals), unless otherwise defined herein, the words and phrases which are defined terms in the Sale Agreement shall have the same meanings in this Amending Agreement as ascribed to them in the Sale Agreement.

ARTICLE 2

AMENDMENT OF SALE AGREEMENT

2.1	Amendments

The Sale Agreement is hereby amended as follows:

(a)	by adding new definitions to Clause 1.1 as follows in alphabetical order and automatically updating all cross referencing in the Sale Agreement that is impacted by such insertion:

(uuu)	“Environmental Defect Review Period” has the meaning provided in Clause 8.5(a).

(bbbb)	“Escrow Amount” has the meaning provided in Clause 8.5(b)(ii).

(qqqqq)	“Interim Defect Adjustment Amount” means Three Hundred Million US Dollars (USD $300,000,000).

(rrrrr)	“Interim Environmental Defect Notice” means the notice of Material Environmental Defects dated May 10, 2017 as provided by Purchaser pursuant to Section 8.5.

(sssss)	“Interim Environmental Defect Notice Amount” means the aggregate of the Environmental Defect Values as set forth in the Interim Environmental Defect Notice which is equal to USD $263,942,651.

(b)	by replacing the definition of “Uncured Environmental Defect” in Clause 1.1 as follows:

“means the Environmental Defect Value of the Material Environmental Defects described in Purchaser’s Interim Environmental Defect Notice and Subsequent Environmental Defect Notice which have not been cured to the Purchaser’s reasonable satisfaction on or prior to the Environmental Defect Cure Period set forth in Clause 8.5(c).”

(c)	by deleting Clause 4.1(d)(iv) in its entirety and replacing it with:

“(iv)	decreased (without duplication) by the Title Defect Value for all Uncured Title Defects, Environmental Defect Value for all Uncured Environmental Defects,

Determined Amounts and/or Claimed Amounts for all Uncured Defects and Claims, calculated and subject to Clauses 8.4(b)(ii)(B)(2), 8.5, 8.6(e)(ii)(B) and 15.2(b); and”

(d)	by adding to the end of Clause 4.2(a) the following:

“The ISOA shall include a deduction to the Closing Payment in an amount equal to the Escrow Amount plus the Interim Defect Adjustment Amount on account of the Interim Environmental Defect Notice Amount, subject to Clause 8.5(e) and Clause 15.2 and such deduction, notwithstanding Clauses 3.3(a)(ii) and 4.1(j), shall be made in United States Dollars.

(e)	by deleting the words “Closing Date” in the first line of Section 8.1 and replacing it with the following:

“the Closing Date for all title matters contemplated below and the expiry of the Environmental Defect Review Period for all environmental matters contemplated below”

and by adding the following immediately after Clause 8.1(c):

“(d)

Without limiting any of the foregoing of this Clause 8.1 or Clauses 14.1, 14.2 or 14.5, Vendors shall make available to Purchaser all files and records in respect of the WCBU Assets in Vendors’ possession or control, and shall provide Purchaser with reasonable assistance and cooperation (having regard for the post-Closing resources of Vendors and in particular with regard to the Transferring Employees):

(i)	in identifying and locating files and records identified by Purchaser, and in the priority reasonably requested by Purchaser; and

(ii)	in accessing, with Vendors’ assistance and oversight, Vendors’ systems related to Environmental Matters, including without limitation “Impact” and “Ethos”;

in connection with its review of Environmental Matters related to the WCBU Assets.

Purchaser acknowledges and agrees that Vendors shall have no obligation or liability for breach of this Clause 8.1 to the extent that Vendors’ records support personnel are, after using commercially reasonable efforts, unable to identify or locate a particular file requested by Purchaser or such files when located do not contain the information sought be Purchaser.”

(f)	by deleting Clause 8.5(a) in its entirety and replacing it with the following:

“The Parties acknowledge the delivery and receipt but not substance of the Interim Environmental Defect Notice, and Vendors agree that any insufficiency of detail contained therein shall not invalidate such notice. The Parties have agreed to the Escrow Amount and the deduction of the Interim Defect Adjustment Amount in the determination of the Closing Payment only, and without prejudice to the Parties’ rights to dispute any matter in relation to this Agreement pursuant to Clause 15.2. In addition, not later than 4:00 pm Calgary time on the date that is four (4) weeks from the Closing Date (the “Environmental Defect Review Period”), the Purchaser shall give the Vendors written notice of any additional Material Environmental Defects not specified by the Interim Environmental Defect Notice that the Purchaser does not waive (the “Subsequent Environmental Defect Notice”). If the Subsequent Environmental Defect Notice is not received on or prior to the expiry of the Environmental Defect Review Period, the Environmental condition of the WCBU Assets that have not been specified in the Interim Environmental Defect Notice shall be deemed to be acceptable to the Purchaser for all purposes of this Agreement, subject to Clause 10.1(x). The Subsequent Environmental Defect Notice shall be in a form substantially similar to the Interim Environmental Defect Notice and shall specify:

(i)	such Material Environmental Defects in reasonable detail;

(ii)	the WCBU Assets directly affected thereby;

(iii)	the bona fide value (in US Dollars) allocated by the Purchaser, acting reasonably, to the affected WCBU Assets;

(iv)

the bona fide amount (in US Dollars) in the Purchaser’s opinion, acting reasonably, by which the value of each affected Asset has been reduced by such Material Environmental Defect and taking into account the likelihood that such Material Environmental Defect will manifest itself (the “Environmental Defect Value”);

(v)	reasonable detail as to how such Environmental Defect Value was calculated; and

(vi)	the Purchaser’s requirements for the rectification or curing thereof.

(g)	by deleting Clause 8.5(b) in its entirety and replacing it with the following:

“(b)	Subject to the other provisions in this Clause 8.5:

(i)

the Vendors shall be entitled to review the Interim Environmental Defect Notice and the Subsequent Environmental Defect Notice for a reasonable period of time not exceeding seven (7) Business Days after expiry of the Environmental Defect Review Period (the “Subsequent Environmental Defect Notice Review Period”) to identify and correct any manifest errors therein in a notice to the Purchaser at or before 4:00 p.m., Calgary time on such day (“Error Notice”).

(ii)

at Closing, Purchaser shall deposit into escrow an amount equal to Three Hundred Million US Dollars (USD $300,000,000) (together with any interest actually accruing thereon while in escrow, herein referred to as the “Escrow Amount”) and the Vendors and Purchaser will enter into an escrow agreement, the form of which and the escrow agent contemplated therein, to be acceptable to the Parties, acting reasonably. The escrow agent shall be instructed jointly by Purchaser and CPCRC on behalf of the Vendors to invest the Escrow Amount in an interest bearing account and, subject to Clauses 8.5(c) and 8.5(d), and Clause 15.2(c), to release all or that portion of the Escrow Amount in accordance with the terms of Clause 8.5(e);

(iii)

the aggregate amount of the Environmental Defect Values for all Material Environmental Defects claimed by Purchaser in the Subsequent Environmental Defect Notice shall be the “Subsequent Environmental Defect Notice Amount”, and together with the Interim Environmental Defect Notice Amount, the “Environmental Defect Claimed Amount”.”

(h)	by deleting Clause 8.5(c) and 8.5(d) in their entirety and replacing them with the following Clauses 8.5(c); 8.5(d) and 8.5(e):

“(c)

The Vendors shall be entitled to use commercially reasonable efforts to pursue efforts to cure Material Environmental Defects identified in the Interim Environmental Defect Notice and Subsequent Environmental Defect Notice for up to six (6) months following Vendors’ receipt of the Subsequent Environmental Defect Notice (the “Environmental Defect Cure Period”) given pursuant to Clause 8.5(a), provided that the Vendors may, but shall not be required to, make any payment or expend any monies to cure such Material Environmental Defects, and either Party may refer a dispute arising in relation to the Interim Environmental Defect Notice, the Subsequent Environmental Defect Notice or any Error Notice (other than disputes provided for in Clause 8.5(d)) to arbitration pursuant to Clause 15.2(a). If a Party so refers such a dispute, the arbitration must be settled and a decision rendered in accordance with the Arbitration Procedure before a dispute pursuant to Clause 8.5(d) can be referred to an environmental consulting firm in accordance with Clause 15.2(b)(ii).”

“(d)

Subject to Clause 8.5(c), if the Parties do not agree for purposes of Clauses 8.5(b) or 8.5(c), on the existence of a Material Environmental Defect, the Environmental Defect Value thereof, or whether Vendors’ efforts to cure such Material Environmental Defect are effective, either Party may refer such dispute for resolution to the environmental consulting firm in accordance with Clause 15.2(b)(ii).

“(e)

The Parties agree that each Material Environmental Defect will be finally determined by: (1) an agreement evidenced in writing by the Parties; (2) an agreement evidenced in writing by the Parties or a determination made by the applicable Third Party pursuant to Clause 15.2, that a Material Environmental Defect has been cured pursuant to Clause 8.5(c); or (3) any other determinations made by the applicable Third Party pursuant to Clause 15.2 (with the amounts specified by any such final determination hereinafter collectively and individually referred to as “Determined Amounts”). Upon determination of any Determined Amounts, each Party shall make payment to the other Party, or the Parties shall instruct the escrow agent to release all or a portion of the Escrow Amount, so as to reflect the following:

(1)

if the aggregate of all Determined Amounts exceeds the Interim Defect Adjustment Amount plus the Escrow Amount, the Escrow Amount shall be released to the Purchaser and the Purchaser shall be entitled to retain the Interim Defect

Adjustment Amount and the Vendor shall pay any excess required;

(2)

if the sum of: (A) the aggregate of all Determined Amounts, plus (B) the aggregate of all remaining undetermined Material Environmental Defects set out in the Interim Environmental Defect Notice and Subsequent Environmental Defect Notice, if issued, (the “Aggregate Claim Amount”):

a)	is less than the aggregate of the Interim Defect Adjustment Amount plus the Escrow Amount but greater than the Interim Defect Adjustment Amount, then:

i)	the positive amount, if any, by which the aggregate of all Determined Amounts exceeds the Interim Defect Adjustment Amount shall be released to the Purchaser; and

ii)	the positive amount, if any, by which the Interim Defect Adjustment Amount, plus the remaining portion of the Escrow Amount, exceeds the Aggregate Claim Amount shall be released to the Vendors;

b)	is greater than the Threshold Amount but is less than the Interim Defect Adjustment Amount:

i)	the portion of the Escrow Amount not previously released under subclauses (2)(a) – (c) shall be released to the Vendors; and

ii)	the Purchaser shall pay to the Vendor the amount by which the Interim Defect Adjustment Amount is greater than the Aggregate Claim Amount; and

c)

is less than the Threshold Amount, then the entirety of the Escrow Amount not previously released under subclauses 2(a)-(c), the Interim Defect Adjustment Amount, and any other amounts for Material Environmental Defects previously paid by the Vendors to the Purchaser shall be paid or released to the Vendors, provided, however, if the Determined Amounts are less than the Threshold Amount solely as a result of Vendor’s curing of any Material Environmental Defects, Vendors shall be entitled only to the amount by which the Environmental Defect Value has been reduced or eliminated by curing, and otherwise the Determined Amounts and Escrow Amount shall be handled as contemplated in Clauses 8.5(e)(1), (2) or (3), as applicable.

(f)	The Parties agree that for the purposes of Clause 8.5(e), “curing” a Material Environmental Defect means the physical remediation of such Material Environmental Defect.

(g)

The Parties agree that for the purposes of Clause 8.5, any conversions from USD to Canadian Dollars or vice versa shall be converted using the Bank of Canada conversion rate for USD to Canadian Dollars at the close of business on March 29, 2017 in accordance with Clause 1.2(m). The Parties further agree that any funds paid pursuant to Clause 8.5 shall be paid in USD.

(i)

The Parties acknowledge and agree that they shall not instruct the escrow agent to release any or all of the Escrow Amount contrary to this Agreement unless otherwise agreed to in writing by the Parties.”

(j)	by amending Clause 8.6 as follows:

(i)	deleting clause 8.6(b) in its entirety without replacement; and

(ii)	removing reference to “Uncured Environmental Defects”, “Material Environmental Defects” and “within the period specified in Clause 8.5(b)(ii)(B)” in each case it appears in Clause 8.6.

(k)	by deleting the words “has been provided” in Section 12.3 and replacing them with:

“provided Vendors comply with their obligations in Clause 8.1, Purchaser will have been provided”

(l)	by amending Clause 15.2(a) as follows:

(i)	by deleting reference to “thirty (30) days” in the third line and replacing it with “fifteen (15) days”.

(m)	by amending Clause 15.2(b)(ii) as follows:

(i)	deleting reference to the last sentence in its entirety and replacing it with the following:

(ii)

The environmental consulting firm selected pursuant to this Clause 15.2(b)(ii) shall restrict its review and determination to the existence of the Material Environmental Defect if in dispute, whether Vendors’ efforts to cure such Material Environmental Defect are effective, and to the corresponding Environmental Defect Value of an Uncured Environmental Defect claimed pursuant to Clauses 8.5(b) or 8.5(c) whose existence is either not disputed or confirmed by the environmental consulting firm if in dispute, and to the extent necessary, may engage legal counsel to advise it as to the legal aspects of the amounts or allocations in dispute, but shall not otherwise conduct nor be authorized to conduct, any legal interpretation of any provision of this Agreement.

(n)	by deleting the third sentence from Section 15.2(c) and replacing it with the following:

“Closing shall not be delayed in respect of disputes under Articles 4 or 8.”

(o)	by deleting Schedule “12.9” attached thereto and replacing it with Schedule “12.9” attached hereto.

ARTICLE 3

WITHDRAWAL AND WAIVER OF CLAIM

3.1

Purchaser hereby withdraws its claim of Vendors’ breach of Clauses 8.1(a) and (b) of the Sale Agreement as more particularly described in a letter dated May 1, 2017 from Purchaser to CPCRC (the “Default Letter”) and, Purchaser hereby irrevocably waives and releases and any all rights to claim, pursuant to Clause 6.11 of the Sale Agreement, that Vendors have breached Clauses 8.1(a) and (b) of the Sale Agreement pursuant to the matters set forth in the Default Letter.

ARTICLE 4

RATIFICATION

4.1

The terms of the Sale Agreement, as modified by this Amending Agreement, are hereby ratified and confirmed and any reference to the Sale Agreement contained in the Sale Agreement or in any document executed pursuant thereto shall be deemed a reference to the Sale Agreement as further amended by this Amending Agreement.

ARTICLE 5

MISCELLANEOUS

5.1	The forgoing amendments are to be deemed effective as of and from the date the Sale Agreement was originally executed and delivered by the Parties.

5.2

Each Party agrees that it will, from time to time, and at all times hereafter at the request of the other party, but without further consideration, do all such further acts and execute and deliver all such further documents as shall be reasonably required in order to fully perform and carry out the terms hereof.

5.3	This Amending Agreement shall be binding upon and shall enure to the benefit of each of the Parties hereto and their respective successors and assigns.

5.4

This Amending Agreement shall, in all respects, be subject to, interpreted, construed and enforced in accordance with and under the laws of the Province of Alberta and the laws of Canada applicable therein and shall, in all respects, be treated as a contract made in the Province of Alberta. The Parties irrevocably attorn and submit to the exclusive jurisdiction of the courts of the Province of Alberta and courts of appeal therefrom in respect of all matters arising out of or in connection with this Amending Agreement.

5.5

This Amending Agreement may be executed in counterpart, no one copy of which need be executed by Vendors and Purchaser. A valid and binding contract shall arise if and when counterpart execution pages are executed and delivered by Vendor and Purchaser.

IN WITNESS WHEREOF the Parties have executed this Agreement as of the day and year first above written.

CONOCOPHILLIPS CANADA RESOURCES CORP.			CONOCOPHILLIPS CANADA ENERGY PARTNERSHIP, by its managing partner, CONOCOPHILLIPS CANADA RESOURCES CORP.

Per:	/s/ Stephen Lee		Per:	/s/ Stephen Lee
	Name:	Stephen Lee		Name:	Stephen Lee
	Title:	General Counsel & VP Legal		Title:	General Counsel & VP Legal
	Date:	May 17, 2017		Date:	May 17, 2017

Per:	/s/ Brian Postma		Per:	/s/ Brian Postma
	Name:	Brian Postma		Name:	Brian Postma
	Title:	Assistant Secretary		Title:	Assistant Secretary
	Date:	May 17, 2017		Date:	May 17, 2017

CONOCOPHILLIPS WESTERN CANADA PARTNERSHIP, by its managing partner, CONOCOPHILLIPS CANADA RESOURCES CORP.			CONOCOPHILLIPS CANADA (BRC) PARTNERSHIP, by its managing partner, CONOCOPHILLIPS CANADA OPERATIONS ULC

Per:	/s/ Stephen Lee		Per:	/s/ Stephen Lee
	Name:	Stephen Lee		Name:	Stephen Lee
	Title:	General Counsel & VP Legal		Title:	General Counsel & VP Legal
	Date:	May 17, 2017		Date:	May 17, 2017

Per:	/s/ Brian Postma		Per:	/s/ Brian Postma
	Name:	Brian Postma		Name:	Brian Postma
	Title:	Assistant Secretary		Title:	Assistant Secretary
	Date:	May 17, 2017		Date:	May 17, 2017

CONOCOPHILLIPS CANADA E&P ULC			CONOCOPHILLIPS COMPANY

Per:	/s/ Stephen Lee		Per:	/s/ Angela Avery
	Name:	Stephen Lee		Name:	Angela Avery
	Title:	General Counsel & VP Legal		Title:	Assistant Secretary
	Date:	May 17, 2017		Date:	May 17, 2017

Per:	/s/ Brian Postma
	Name:	Brian Postma
	Title:	Assistant Secretary
	Date:	May 17, 2017

CENOVUS ENERGY INC.

Per:	/s/ Ivor M. Ruste
	Name:	Ivor M. Ruste
	Title:	Executive Vice-President &
Chief Financial Officer
	Date:	May 17, 2017

Per:	/s/ Alan C. Reid
	Name:	Alan C. Reid
	Title:	Executive Vice-President,
Environment, Corporate Affairs,
Legal & General Counsel
	Date:	May 17, 2017

SCHEDULE “12.9”

ASSUMED CLAIMS

Attached to and made part of that Purchase and Sale Agreement dated as of March 29, 2017 among ConocoPhillips Company, ConocoPhillips Canada Resources Corp., ConocoPhillips Canada Energy Partnership, ConocoPhillips Western Canada Partnership, ConocoPhillips Canada (BRC) Partnership, and ConocoPhillips Canada E&P ULC as the Vendors, and Cenovus Energy Inc. as the Purchaser.

[REDACTED - Relates to Third Party Claims. Legally/Commercially Sensitive Information]

Assumed Claims – As of March 21, 2017
Matter Name	Date Opened	Matter Summary